Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrian de los Santos
IR@axtel.com.mx

AXTEL COMMENCES OPERATIONS IN MATAMOROS

•	Matamoros is the first new city of AXTEL’s 2008 geographic expansion plan,
•	AXTEL now provides services in four cities within the fast-growing border state of Tamaulipas,
•	AXTEL will invest approximately US$20 million over the next five years.

San Pedro Garza Garcia, Mexico, June 5, 2008 – Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”), a fixed-line integrated telecommunications company in Mexico, announced today the commencement of operations in Matamoros, Tamaulipas, the first new city of AXTEL’s 2008 expansion program.

Matamoros represents the 28th city where AXTEL provides local and long distance telephony, broadband Internet, web hosting, data storage and security, VPNs and built-to-suit communications solutions, among others, in Mexico.

During the inaugural ceremony, Mr. Erick Silva Santos, Mayor of Matamoros, made the initial AXTEL call.  The event was attended by local businessmen and press members who witnessed the actual start of competition in fixed telephony in the city.

Company officials stated that carrier-class telecommunications services will be provided in Matamoros using a comprehensive portfolio of technological solutions including WiMAX, a new IP-based voice and data wireless technology designed to deliver voice and data solutions, under fixed, portable, nomadic and mobile environments. In Matamoros, AXTEL’s initial network deployment covers 98% of the population, offering integrated telecommunications services to residential and business customers, as well as financial institutions and government entities.

“We are celebrating this opportunity presented to AXTEL by both the local authorities and the community to offer our services in Matamoros. AXTEL promises to work hard to provide modern technology and top-notch customer service to quickly gain the confidence of the community. Bringing WiMAX solutions into Matamoros will allow custom-

ers to evidence for themselves one of the best wireless broadband solutions available in the world today”, stated Mr. Antonio de Nigris Sada, AXTEL’s Northern Region Director.

AXTEL, a listed company in Mexico’s Stock Exchange since December 2005, reported 965 thousand lines in service and 111 thousand Internet subscribers as of the end of the first quarter 2008.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 28 cities and long distance telephone services to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.

AXTELCPO trades on the Mexican Stock Exchange and is part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading in The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Visit AXTEL’s Investor Relations Center at www.axtel.com.mx

Forward-Looking Statements
This document contains certain forward-looking statements regarding the future events or the future financial performance of AXTEL that are made pursuant to the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. These statements reflect management's current views with respect to future events or financial performance and are based on management's current assumptions and information currently available and they're not guarantees of the Company's future performance.  The timing of certain events and actual results could differ materially from those projected or contemplated by the forward-looking statements due to a number of factors including, but not limited to those inherent to operating in a highly regulated industry, strong competition, commercial and financial execution, economic conditions, among others.